UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    1-16739

Commission File Number    1-03553

Commission File Number    1-06494

Commission File Number    1-33828

VECTREN UTILITY HOLDINGS, INC.

(and the guarantor co-registrants listed on Schedule A)

(Exact name of registrant as specified in its charter)

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.10% Senior Notes due December 1, 2035 (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☐

Rule 12g-4(a)(2)        ☐

Rule 12h-3(b)(1)(i)    ☒

Rule 12h-3(b)(1)(ii)   ☐

Rule 15d-6                 ☒

Rule 15d-22(b)          ☐

Approximate number of holders of record as of the certification or notice date:  Four

Schedule A: Table of Co-Registrants

Exact name of registrant as specified in its charter	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

Southern Indiana Gas and Electric Company	1111 Louisiana Houston, Texas 77002 (713) 207-1111

Indiana Gas Company, Inc.	1111 Louisiana Houston, Texas 77002 (713) 207-1111

Vectren Energy Delivery of Ohio, Inc.	1111 Louisiana Houston, Texas 77002 (713) 207-1111

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Vectren Utility Holdings, Inc., Southern Indiana Gas and Electric Company, Indiana Gas Company, Inc. and Vectren Energy Delivery of Ohio, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2019	VECTREN UTILITY HOLDINGS, INC.

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin Title: Vice President and Chief Accounting Officer

Date: February 21, 2019	SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin Title: Vice President

Date: February 21, 2019	INDIANA GAS COMPANY, INC.

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin Title: Vice President

Date: February 21, 2019	VECTREN ENERGY DELIVERY OF OHIO, INC.

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin Title: Vice President and Chief Accounting Officer